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                                                                     EXHIBIT 107

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                  8TH JULY 2003

MOOSE-1 ST-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238, Eastern Papuan Basin

                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):    Current Depth 689m.

                         Well was plugged back and sidetracked from 650m to 689m. Sidetracking operation in progress to core possible secondary target (Eocene limestone).

                         The primary targets are the pale and subu sandstones and are expected to be penetrated in the sidetrack.

                         Palaeontological data from the drilled section indicate the targets are shallower than originally interpreted.

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000